UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

ISPAT INDUSTRIES LIMITED
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

India
(Jurisdiction of Subject Company's Incorporation or Organization)

ISPAT INDUSTRIES LIMITED
(Name of Person(s) Furnishing Form)

The debt securities described in section 1.1 of the Explanatory Memorandum attached hereto as Exhibit 1
(Title of Class of Subject Securities)

654554AA2/Y63651AA4
(CUSIP Number of Class of Securities (if applicable))

Sarah C. Murphy, Esq. Freshfields Bruckhaus Deringer, 65 Fleet Street, London, EC4Y 1HS, England Tel: +44 20 7936 4000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 27, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1 **Home Jurisdiction Documents**

Exhibit Number	**Description**
8.	Notice of an adjourned meeting of Holders dated October 29, 2004.

Item 2 **Information Legends**

The required legends are included on page 1 of Exhibit 8.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None

PART III – CONSENT TO SERVICE OF PROCESS

Ispat Industries Limited has filed a written irrevocable consent and power of attorney on Form F-X concurrently with the original Form CB that was furnished to the Securities and Exchange Commission on September 28, 2004.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Anil Sureka – Executive Director (Finance)

(Name and Title)

October 29, 2004

(Date)

Exhibit 8

ISPAT INDUSTRIES LIMITED
(formerly Nippon Denro Ispat Limited)

NOTICE OF AN ADJOURNED MEETING OF HOLDERS OF

3 per cent. Convertible Bonds due 2001
in an initial principal amount of US$125,000,000 (the "Bonds")

THIS NOTICE DOES NOT CONSTITUTE AN OFFER TO BUY OR SELL SECURITIES. THIS NOTICE IS IMPORTANT. IF BONDHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD CONSULT THEIR STOCKBROKER, LAWYER, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER WITHOUT DELAY.

Each Bondholder in the United States is hereby notified that the transactions contemplated in this Notice have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and will be conducted in reliance upon applicable exemptions from the registration requirements of the Securities Act.

The amendments proposed at the Meeting described in this Notice will entail the restructuring of the Bonds. To the extent related disclosure requirements apply, these are of a foreign (i.e., non-US) country that are different from those of the United States.

It may be difficult for a holder of the above Bonds (a "Bondholder") to enforce his rights and any claim he may have arising under the US federal securities laws since Ispat Industries Limited (the "Issuer") is located outside the US, and some or all of its officers and directors are residents of countries outside the US. A Bondholder may not be able to sue the Issuer or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel the Issuer and its affiliates to subject themselves to a US court's judgment.

Copies of this Notice will be made available to each Bondholder who is a DTC Participant through DTC. **Other materials in connection with this Notice are available to Bondholders upon request at the contact details provided at the end of this Notice in accordance with the provisions below.**

Ispat Industries Limited ("the Issuer") hereby gives notice that a quorum was not present at a meeting (the "Meeting") of the holders ("Bondholders") of the 3 per cent. Convertible Bonds due 2001 of the Issuer (the "Bonds") held on 21 October, 2004, at 10 a.m. (London time), that such Meeting was adjourned by the Chairman of the Meeting and that the adjourned Meeting of the Bondholders will be held at the offices of Deutsche Trustee Company Limited, Winchester House, 1 Great Winchester Street, London EC2N 2DB England on **Thursday, 18 November 2004 at 10.00 a.m. (London time)**, for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an extraordinary resolution (the "Extraordinary Resolution") in accordance with the terms and conditions of the Bonds (the "Conditions") and the trust deed dated 23 March, 1994 (the "Original Trust Deed") as amended by a first supplemental trust deed dated 10 September 2004 (the "First Supplemental Trust Deed" and together with the Original Trust Deed, the "Trust Deed") made between the Issuer and Deutsche Trustee Company Limited (formerly known as Bankers Trustee Company Limited), as trustee (the "Trustee"). The Extraordinary Resolution relates to certain amendments proposed by the Issuer to the Trust Deed as more fully described in the Explanatory Memorandum dated 27 September, 2004 (the "Explanatory Memorandum").

EXTRAORDINARY RESOLUTION

In accordance with its normal practice, the Trustee expresses no opinion on the merits of the proposed arrangements (which it was not involved in negotiating) but has authorised it to be stated that it has no objection to the Extraordinary Resolution being submitted to Bondholders for their consideration.

THE EXTRAORDINARY RESOLUTION:

"This meeting (the "Meeting") of the holders of 3 per cent. Convertible Bonds due April 2001 issued in an initial principal amount of US$125,000,000 (the "Bonds") of Ispat Industries Limited, formerly known as Nippon Denro Ispat Limited (the "Issuer") constituted by the Trust Deed dated 23 March, 1994 (the "Original Trust Deed"), as amended by a first supplemental trust deed dated 10 September, 2004 (the "First Supplemental Trust Deed" and together with the Original Trust Deed, the "Trust Deed") made between the Issuer and Deutsche Trustee Company Limited, formerly known as Bankers Trustee Company Limited (the "Trustee") as trustee of the holders of the Bonds (the "Bondholders") hereby RESOLVES TO:

(a) consent to the amendment of the Trust Deed on the terms set out in the second supplemental trust deed (the "Second Supplemental Trust Deed"), to be entered into between the Issuer, the Trustee and Deutsche Bank Trust Company Americas, and to the amendment of the paying, conversion and transfer agency agreement dated 23 March, 1994 made between the Issuer, the Trustee and the agents named therein on the terms set out in the first supplemental agency agreement (the "First Supplemental Agency Agreement"), both in or substantially in the form attached to the explanatory memorandum dated 27 September, 2004 (the "Explanatory Memorandum") distributed and/or made available to Bondholders, produced to the Meeting and for the purposes of identification signed by the Chairman of the Meeting;

(b) authorise and request the Trustee to execute the Second Supplemental Trust Deed and the First Supplemental Agency Agreement to be entered into between the Issuer, the Trustee and the agents named therein, in or substantially in the form appended to the Explanatory Memorandum, produced to the Meeting and for the purposes of identification signed by the Chairman of the Meeting;

(c) authorise and request the Trustee to concur in the implementation of the amendments to the Trust Deed and to execute and perform all such deeds, instruments, acts and things that in the sole discretion of the Trustee may be necessary, desirable or expedient to carry out and give effect to the amendments to the Trust Deed and this extraordinary resolution (the "Extraordinary Resolution");

(d) consent to the implementation of the First Supplemental Agency Agreement and to the execution and performance of all such deeds, instruments, acts and things that may be necessary or expedient to carry out and give effect to the First Supplemental Agency Agreement;

(e) subject to execution of the Second Supplemental Trust Deed by the Issuer and the Trustee, grant, and authorise the Trustee to grant, a continuing waiver in respect of all Events of Default and Potential Events of Default (as defined in the Trust Deed) which have occurred in relation to the Bonds and under the Trust Deed prior to the date on which the Second Supplemental Trust Deed is entered into by the Issuer and the Trustee but only until the earlier of (i) 31 December, 2004 and (ii) the date on which (if at all) the Trustee gives a Termination Notice (as defined in the Second Supplemental Trust Deed);

(f) subject to the execution of the Second Supplemental Trust Deed by the Issuer and the Trustee, sanction every abrogation, modification, compromise or arrangement in respect of the rights of the Bondholders against the Issuer involved in or resulting from the modifications and amendments and other matters referred to in this Extraordinary Resolution; and

(g) discharge and exonerate the Trustee from any liability to Bondholders by reason of entering into the Second Supplemental Trust Deed or the First Supplemental Agency Agreement or any other documents, deeds, instruments, acts or things as the Trustee shall determine may be necessary or expedient to give effect to this Extraordinary Resolution."

BACKGROUND

The Bonds matured on 1 April, 2001 but were not redeemed by the Issuer. In addition, payment of interest on the Bonds due on 1 April, 2001 was not made. The Issuer has been discussing a proposal for the restructuring of the Conditions with certain Bondholders representing in aggregate approximately 37 per cent. of the outstanding principal amount of the Bonds and has convened the Meeting in order to put such restructuring proposal to Bondholders to enable certain amendments to the Trust Deed and related matters, (the "Amendments") to be made, amongst other things, by the execution of a second supplemental trust deed (the "Second Supplemental Trust Deed"):

The Issuer has discussed the matters referred to in this Notice of meeting with certain Bondholders referred to above. Each of these Bondholders has signed a letter indicating to the Issuer that it intends to vote in favour of the Extraordinary Resolution.

It is proposed that the Second Supplemental Trust Deed will:

(a) provide for the repayment of 25 per cent. of the outstanding principal amount of US$250 of each US$1,000 in original principal amount of each Bond and 25 per cent. of the interest on each Bond due and unpaid from and including 1 April, 2000 to but excluding 1 April, 2004 (amounting in aggregate to US$30 for each US$1,000 in original principal amount of each Bond) (the "Total Settlement Amount"), in five instalments as follows:

(i) payment of 10 per cent. of the Total Settlement Amount, equal to US$3,420,480, to be paid on 10 November, 2004 or within seven Business Days (as defined in the Second Supplemental Trust Deed) of the date on which the Second Supplemental Trust Deed is executed, whichever is later (the "First Settlement Payment Date");

(ii) payment of 14 per cent. of the Total Settlement Amount, equal to US$4,788,672, to be paid on 10 February, 2005 or on the date three calendar months from the date of the First Settlement Payment Date, whichever is later (the "Second Settlement Payment Date");

(iii) payment of 16 per cent. of the Total Settlement Amount, equal to US$5,472,768, to be paid on 10 May, 2005or on the date three calendar months from the date of the Second Settlement Payment Date, whichever is later (the "Third Settlement Payment Date");

(iv) payment of 20 per cent. of the Total Settlement Amount, equal to US$6,840,960, to be paid on 10 August, 2005 or on the date three calendar months from the date of the Third Settlement Payment Date, whichever is later (the "Fourth Settlement Payment Date");

(v) payment of the residual 40 per cent. of the Total Settlement Amount, equal to US$13,681,920, to be paid on 10 November, 2005 or on the date three calendar months from the Fourth Settlement Payment Date, whichever is later (the "Fifth Settlement Payment Date" and together with the First Settlement Payment Date, the Second Settlement Payment Date, the Third Settlement Payment Date and the Fourth Settlement Payment Date, the "Payment Dates" and each a "Payment Date"); and

(b) provide for the payment of interest on the Total Settlement Amount outstanding from and including 1 April, 2004 to but excluding the Fifth Settlement Payment Date at the rate of three month U.S. dollar deposits in the London interbank market plus 1.5 per cent. per annum payable quarterly in arrears on each date on which payment of the Total Settlement Amount is made, as further described in the Second Supplemental Trust Deed. If payment of any part of the Total Settlement Amount due to be made on a Payment Date is not made when due, interest calculated as aforesaid shall continue to accrue on such unpaid amount until the date on which it is paid in full all as more particularly provided for in the Second Supplemental Trust Deed.

Payment of the Total Settlement Amount and all other amounts payable by the Issuer under the Second Supplemental Trust Deed shall constitute a full and complete discharge and satisfaction of the Issuer's obligations and liabilities to each of the Trustee and the Bondholders arising under or in connection with the Trust Deed in respect of the Bonds, and upon such payment being made, the Trust Deed shall terminate and cease to be of any further force or effect and, for the avoidance of doubt, 75 per cent. of outstanding principal amount of each Bond and 75 per cent. of the interest on each Bond due and unpaid from and including 1 April, 2000 to but excluding 1 April, 2004 shall be discharged.

The restructuring proposal as described above is to be effected through the execution of the Second Supplemental Trust Deed. Certain consequential changes are to be effected by the execution of the First Supplemental Agency Agreement referred to in the Extraordinary Resolution above.

ATTENDANCE, QUORUM AND VOTING AT THE MEETING

Requirements for attending and voting

Bondholders should note that voting instructions and sub-proxies issued, given or appointed in respect of the Meeting held on 21 October, 2004 will continue to be valid for the adjourned Meeting unless previously duly surrendered, revoked or amended.

IMPORTANT: The Bonds are currently in the form of two Global Certificates, each registered in the name of a nominee of The Depositary Trust Company ("DTC"). Each person who is a beneficial owner ("Beneficial Owner") of a particular nominal amount of the Bonds as shown in the records of DTC or DTC's Participants ("DTC Participants"), Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream") or their respective accountholders ("Accountholders") should note that each such person will not be a Bondholder for the purpose of this Notice and will only be entitled to attend and/or vote at the Meeting in accordance with the procedures set out below, except that DTC

Participants who are individuals and who have been appointed proxies by DTC may attend and vote at the Meeting. DTC Participants who are not individuals and Accountholders (including Euroclear and Clearstream (each, a "Clearing System")) and Beneficial Owners who hold their interests in Bonds through DTC Participants or Accountholders, including the Clearing Systems, may appoint or arrange for the DTC Participant through which they hold their interests in Bonds to appoint or arrange for the appointment of sub-proxies to enable their votes and those of the Beneficial Owners who hold their interests in Bonds through DTC Participants to be cast. Accordingly, Beneficial Owners should convey their voting instructions, directly or through the DTC Participant, any Clearing System or Accountholder through which they hold their interests in the Bonds, to the DTC Participant in accordance with the procedures of DTC or the relevant Clearing System and such DTC Participants or Accountholders or arrange by the same means to be appointed a proxy or sub-proxy.

Only those DTC Participants shown in the records of DTC on 15 October, 2004 (the "Record Date") will be entitled to attend the Meeting and vote on the Extraordinary Resolution or issue voting instructions to the Principal Paying Agent or appoint sub-proxies to enable their votes and those of the Beneficial Owners who hold their Bonds through DTC Participants to be cast. Transferees of Bonds after the Record Date will not be entitled to vote on the Extraordinary Resolution or to attend the Meeting.

(1) If DTC's usual procedures are applied, the DTC Participants on the Record Date will be appointed as DTC's proxies under an omnibus proxy and, if individuals, will be entitled to attend and vote at the Meeting.

(2) A Beneficial Owner who is not a DTC Participant but wishes **to attend and vote at the Meeting in person** must produce a form of sub-proxy issued by the DTC Participant through whom he holds his Bonds. Beneficial Owners should contact the DTC Participant through whom they hold their Bonds or, in the case of Bonds held through a Clearing System or an Accountholder, contact the relevant Clearing System or the Accountholder for their procedures in respect of being appointed as a sub-proxy. Forms of sub-proxy are available from the specified office of the Principal Paying Agent. Completed forms of sub-proxy must be delivered to the Principal Paying Agent not later than 24 hours before the time fixed for the Meeting and may not be revoked during the period commencing 24 hours before the Meeting and ending at the close of the Meeting.

(3) A DTC Participant or a Beneficial Owner **not wishing to attend and vote at the Meeting in person but who wishes to vote at the Meeting** may give a voting instruction or, in the case of a Beneficial Owner who is not a DTC Participant, arrange for the DTC Participant through whom he holds his Bonds to give a voting instruction, instructing the Principal Paying Agent to appoint a third person as a proxy to attend and vote at the Meeting in accordance with the instructions given. Voting instructions must be received by the Principal Paying Agent not later than 48 hours before the time fixed for the Meeting and may not be revoked during the period commencing 48 hours before the Meeting and ending at the close of the Meeting.

(4) Alternatively, a DTC Participant or a Beneficial Owner **not wishing to attend the Meeting in person but who wishes to vote at the Meeting** may appoint a sub-proxy or, in the case of a Beneficial Owner who is not a DTC Participant, arrange (as described above) through the DTC Participant through whom he holds his Bonds, for that DTC Participant to appoint some other person, nominated by the DTC Participant or the Beneficial Owner as the case may be as a sub-proxy to attend and vote at the Meeting in accordance with his instructions.

Beneficial Owners should contact the DTC Participant through whom they hold their Bonds or, in the case of Bonds held through a Clearing System or an Accountholder, contact the relevant Clearing System or the Accountholder in good time to enable votes to be cast on their behalf and sub-proxies to be appointed.

Quorum

Pursuant to Condition 12 and Schedule 3 to the Trust Deed, the Extraordinary Resolution is required to be passed by way of extraordinary resolution. For the proposed Extraordinary Resolution to be duly passed, the quorum required at the adjourned Meeting is two or more persons present in person holding Bonds or being proxies, sub-proxies or representatives and holding or representing in the aggregate not less than a third in principal amount of the Bonds for the time being outstanding.

Voting

Every question submitted to the Meeting will be decided in the first instance on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman of the Meeting, the Issuer, the Trustee or by one or more persons present holding or representing a Bond or being a proxy, sub-proxy or representative (holding or representing in the aggregate not less than 2 per cent. in principal amount of the Bonds for the time being outstanding). If a poll is so demanded at the Meeting, it shall be taken in such manner (subject as provided below) either at once or after such an adjournment as the Chairman of the Meeting directs and the result of such poll shall be deemed to be the resolution of the Meeting at the date of the taking of the poll. The demand for a poll shall not prevent the continuation of the Meeting for the transaction of any business other than the question on which the poll has been demanded. Any poll demanded at the Meeting on the election of the Chairman of the Meeting or on any question of adjournment shall be taken at the Meeting without adjournment.

On a show of hands every person who is present in person and who produces a Bond or is a proxy, sub-proxy or representative will have one vote and on a poll every person who is so present will have one vote in respect of each US$1,000 in original principal amount of Bonds so produced or in respect of which he is a proxy, sub-proxy or representative. The proxy or sub-proxy named in any form of proxy need not be a Bondholder.

To be passed, an Extraordinary Resolution requires a majority in favour of not less than three-quarters of the votes cast. If passed at the Meeting, the Extraordinary Resolution will be binding on all the Bondholders, whether or not present at such Meeting and whether or not voting.

AVAILABILITY OF DOCUMENTS

Copies of this Notice will be made available to each Bondholder who is a DTC Participant through DTC. In addition, copies of this Notice, the Explanatory Memorandum (including the current draft of the Second Supplemental Trust Deed and the First Supplemental Agency Agreement) (copies of which have already been made available to each Bondholder who is a DTC Participant through DTC), sub-proxy and voting instructions forms in relation to the Meeting will be available for collection by Bondholders at the offices of the Principal Paying Agent and for inspection by Bondholders at the offices of the Luxembourg Listing Agent and the Trustee (details of the above institutions are set out hereunder). Copies of the Original Trust Deed, the paying, conversion and transfer agency agreement dated 23 March, 1994 entered into between the Issuer, the Trustee and others and the First Supplemental Trust Deed will be available for inspection only by Bondholders at the specified offices of the

Luxembourg Listing Agent, the Trustee and the Principal Paying Agent. All documents referred to in this Section will be made available for inspection or collection, as applicable, from the date of this Notice to the date of the Meeting or any adjournment thereof.

FURTHER INFORMATION

Bondholders should contact the following for further information on voting at the Meeting or for the purpose of collecting or inspecting documents. The Issuer has retained Australia and New Zealand Banking Group Limited as its financial adviser in connection with the Amendments. Requests for additional copies of the Explanatory Memorandum, sub-proxy forms or voting instruction forms and other materials in connection with the Meeting or the Amendments may be directed to Australia and New Zealand Banking Group Limited, the Trustee or the Principal Paying Agent (who may require evidence of a person's holding in the Bonds before releasing any information).

However, Beneficial Owners holding their Bonds through DTC, DTC Participants, Euroclear, Clearstream or Accountholders should contact these institutions, as applicable, and follow their instructions for voting at or being appointed as a sub-proxy for the purposes of the Meeting.

Financial Advisor
Australia and New Zealand Banking Group Limited
Minerva House
Montague Close
London SE1 9DH
England
Contact: John Snelling
Tel +44 207 378 2902
Fax + 44 207 378 2909

Trustee
Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB
England
Contact: Leigh Cobb
Fax +44 207 547 0372

Principal Paying Agent
Deutsche Bank Trust Company Americas
60 Wall Street
New York, NY10005
U.S.A.
Contact: Rodney Gaughan
Fax + 1 212 797 8615

Luxembourg Listing Agent
Dexia Banque Internationale à Luxembourg
69, route d'Esch
L - 2953 Luxembourg
Contact: Transaction Execution Group
Tel + 352 4590 1
Fax + 352 4590 4227

Registered Office: Park Plaza, 71 Park Street, Kolkota 700 016, India

By order of the Board of Directors of Ispat Industries Limited

Dated 29 October, 2004